July 23, 2025

Jason Kim
Chief Executive Officer
Firefly Aerospace Inc.
1320 Arrow Point Drive #109
Cedar Park, TX 78613

       Re: Firefly Aerospace Inc.
           Registration Statement on Form S-1
           Filed July 11, 2025
           File No. 333-288646
Dear Jason Kim:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed July 11, 2025
General

1.     We note your multi launch agreement with Lockheed Martin that includes up to 25
       missions over the next five years. We note Alpha   s launch experienced
a mishap
       during your April 2025 launch and the FAA grounded Alpha until further notice.
       Please update your disclosures to disclose this launch failure, impact of the launch failure on your business and any updates on the FAA investigation. Please update your summary, risk factor and any other relevant section of your prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 July 23, 2025
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing